UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

WESTON HILL EQUITY HOLDINGS, LP

c/o LCA Capital
10 Rockefeller Plaza, Suite 826
New York, NY, 10020
(212) 333-3377 Ext. 11

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400506101
1. Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only)
Weston Hill Equity Holdings, LP
98-0676537
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization
Ontario, Canada
Number of	7. Sole Voting Power
Shares	0
Beneficially	8. Shared Voting Power
Owned by	38,065,295
Each	9. Sole Dispositive Power
Reporting	0
Person With	10. Shared Dispositive Power
38,065,295
11. Aggregate Amount Beneficially Owned by Each Reporting Person
38,065,295
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)
8.0% (based upon 476,850,000 Series B shares outstanding as of December 31, 2013, as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 16, 2014)
14. Type of Reporting Person (See Instructions)
PN

CUSIP No. 400506101
1. Name of Reporting Person.
Carlos Laviada Ocejo
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization
Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
0
8. Shared Voting Power
52,165,195 (1)
9. Sole Dispositive Power
0
10. Shared Dispositive Power
52,165,195 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person
52,165,195 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)
10.9% (based upon 476,850,000 Series B shares outstanding as of December 31, 2013, as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 16, 2014)(1)
14. Type of Reporting Person (See Instructions)
IN

(1)	Excludes 84,150,000 Series BB shares of the Issuer beneficially owned directly by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). See Item 3, Item 4 and Item 5 of this Schedule 13D/A.

CUSIP No. 400506101
1. Name of Reporting Person.
Laura Diez Barroso Azcárraga
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization
Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
0
8. Shared Voting Power
52,165,195 (1)
9. Sole Dispositive Power
0
10. Shared Dispositive Power
52,165,195 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person
52,165,195 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11)
10.9% (based upon 476,850,000 Series B shares outstanding as of December 31, 2013, as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 16, 2014)(1)
14. Type of Reporting Person (See Instructions)
IN

(1)	Excludes 84,150,000 Series BB shares of the Issuer beneficially owned directly by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). See Item 3, Item 4 and Item 5 of this Schedule 13D/A.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 is being filed by Weston Hill Equity Holdings, LP (“Weston”), Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (together the “Reporting Persons”) with respect to the Series B shares, without par value, including the shares evidenced by ADSs beneficially owned by the Reporting Persons, (the “Series B shares”), of Pacific Airport Group (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 28, 2010, as further amended on October 2, 2013 and January 15, 2014, respectively, (together with this Amendment No. 3, the “Schedule 13D/A”). Except as specifically amended by this Amendment No. 3, the initial Schedule 13D, Amendment No. 1 and Amendment No. 2 remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented by adding the following:

Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga are citizens of Mexico, who have their principal business office address at Mario Pani #750 PH, Colonia Santa Fe, Mexico D.F. CP.05300. Mr. Laviada Ocejo and Mrs. Diez Barroso are Mexico-based entrepreneurs. Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”) is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V., a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo, and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), a special purpose vehicle owned by Mrs. Diez Barroso and Mr. Laviada Ocejo. As of the date hereof, CMA owns 66% of Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), which directly owns all of the Series BB shares of the Issuer and 2.8% of the Series B shares of the Issuer.

Mr. Laviada Ocejo shares indirect beneficial ownership of the Series B shares owned directly by Weston by virtue of being the general partner of Weston. Mr. Laviada Ocejo also serves as an alternate director for the Issuer’s board. Mrs. Diez Barroso shares indirect beneficial ownership of the Series B shares owned directly by Weston by virtue of her participation in Weston. Each of Mr. Laviada Ocejo and Mrs. Diez Barroso may be deemed to share indirect beneficial ownership of the shares of the Issuer owned directly by AMP by virtue of being 50%-owners of PAP, respectively.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1943, as amended (the “Act”). Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

As a result of the transactions described in Item 4 to this Schedule 13D/A, CMA became the majority owner of AMP. AMP directly owns 13,519,900 Series B shares. AMP acquired its equity interest in the Series B shares in a series of open market transactions. Following the transaction described in Item 4 of this Schedule 13D/A, Mr. Laviada Ocejo and Mrs. Diez Barroso Azcárraga may be deemed to share indirect beneficial ownership over the Series B shares directly beneficially owned by AMP. AMP also directly owns 84,150,000 Series BB shares of the Issuer, representing all of the Series BB shares of the Issuer. Series BB shares of the Issuer are convertible into Series B shares at the option of AMP, subject to a material contingency outside of AMP’s control, namely, the regulatory authorization by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) is required to effect the registration of Series B shares on the National Securities Registry (Registro Nacional de Valores). AMP initially acquired its equity interest in the Series BB shares of the Issuer pursuant to a public bidding process from the Mexican government in 1999.

Weston acquired its equity interest in Series B shares in a series of open market transactions. The source of funds used for the acquisitions by Weston of Series B shares as reported in Item 5 below was a combination of capital contributions made by Weston’s beneficial owners.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On November 19, 2014, CMA and Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) entered into a stock purchase agreement and formalized the transaction through which CMA purchased from DCA 792,800,000 shares representative of 33.33% of the capital stock of AMP. The funds related to the agreement were released on December 9, 2014. The Reporting Persons believe that shares of the Issuer are an attractive investment.

Following the transaction described above, CMA became 66% owner of capital stock of AMP. AMP directly owns 13,519,900 Series B shares. AMP also directly owns 84,150,000 Series BB shares of the Issuer, representing all of the Series BB shares of the Issuer. The Series BB shares have certain special rights that allow AMP to exercise significant control over the Issuer’s management. Through its right to appoint and remove members of the Issuer’s senior management, AMP has the ability to direct the actions of the Issuer’s management in certain key areas. Pursuant to the Issuer’s bylaws, AMP (as holder of the Series BB shares) has the right to appoint and remove the Issuer’s top-level executive officers, to elect four members of the board of directors and their alternates and to designate three of the six members of the operating committee and 20% of the members of each other board committee, except for the audit committee. AMP (as holder of the Series BB shares) also has the right to veto certain actions requiring the approval of the Issuer’s shareholders (including the approval of the Issuer’s financial statements, increases or decreases of the Issuer’s capital stock, the payment of dividends, the amendment of the Issuer’s bylaws and any decision that has the objective to modify or annul its right to appoint the Issuer’s top-level executive officers). Following the transaction described above, shareholders of AMP include CMA and AENA Desarrollo Internacional, S.A. (“AENA”). Although CMA became a 66% owner of the capital stock of AMP, CMA and AENA have agreed that AENA’s consent is required with respect to certain significant actions or decisions. Further, if at any time AMP were to hold less than 7.65% of the Issuer’s capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. The Issuer’s bylaws and certain of the agreements executed in connection with the privatization process impose certain restrictions on transfer of its Series BB shares on AMP. Series BB shares must be converted into Series B shares prior to transfer. As discussed above, such conversion is subject to a material contingency outside of AMP’s control.

The Reporting Persons may in the future engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties regarding their investment in, and the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of, the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons or AMP may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Series B shares or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by adding the following:

(a) As of the date hereof, none of the Reporting Persons beneficially own any Series B shares other than the Series B shares covered in this Schedule 13D/A. This Schedule 13D/A excludes 84,150,000 Series BB shares of the Issuer beneficially owned directly by AMP.

As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based on 476,850,000 Series B shares of the Issuer outstanding at December 31, 2013, as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 16, 2014).

Weston Hill Equity Holdings, LP(1)	Series B
(a) Amount beneficially owned:	38,065,295
(b) Percent of class:	8.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	38,065,295
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	38,065,295

Carlos Laviada Ocejo(1)(2)	Series B
(a) Amount beneficially owned:	52,165,195
(b) Percent of class:	10.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	52,165,195
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	52,165,195

Laura Diez Barroso Azcárraga(1)(2)	Series B
(a) Amount beneficially owned:	52,165,195
(b) Percent of class:	10.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	52,165,195
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	52,165,195

(1) Mr. Laviada Ocejo directly beneficially owns 150,000 Series B shares. Because Mr. Laviada Ocejo is a general partner of Weston, he may be deemed an indirect beneficial owner of the 38,065,295 Series B shares directly owned by Weston. Because Mr. Laviada Ocejo holds a 50%-ownership interest in CMA through his ownership interest in PAP, he may be deemed to share indirect beneficial ownership of shares of the Issuer indirectly owned by CMA by virtue of its 66% ownership of AMP. See Footnote 2 below and Item 4 of this Schedule 13D/A for further discussion.

Mrs. Diez Barroso directly beneficially owns 430,000 Series B shares. Mrs. Diez Barroso may be deemed an indirect beneficial owner of 38,065,295 Series B shares directly owned by Weston by virtue of her participation in Weston. Because Mrs. Diez Barroso holds a 50%-ownership interest in CMA through her ownership interest in PAP, she may be deemed to share an indirect beneficial ownership of shares of the Issuer indirectly owned by CMA by virtue of its 66% ownership of AMP. See Footnote 2 below and Item 4 of this Schedule 13D/A for further discussion.

Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife. Therefore, Mrs. Diez Barroso may be deemed to be an indirect beneficial owner of 150,000 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed an indirect beneficial owner of 430,000 Series B shares directly beneficially owned by Mrs. Diez Barroso.

(2) As described in Item 4 above, following CMA’s purchase of DCA’s interest in AMP and upon becoming a 66% owner of AMP, CMA may be deemed to share indirect beneficial ownership over 13,519,900 Series B shares directly beneficially owned by AMP.

Each Reporting Person disclaims beneficial ownership in the Series B shares reported on this Schedule 13D/A except to the extent of their respective pecuniary interest therein.

Exhibit 99.2, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Series B shares that were effected in the past 60 days by each Reporting Person. The amounts reported in the “Weighted Average Price Per Share” column in Exhibit 99.2 reflect a weighted average price for the shares purchased or sold on the particular day. In addition to the transactions reflected in Exhibit 99.2, since the previous filing on Schedule 13D/A, dated January 15, 2014, Weston has acquired 3,125,848 Series B Shares in a series of open market transactions.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares by the Reporting Persons.

(c) Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares to which this Schedule 13D/A relates.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following:

See Item 4 for additional information.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of October 28, 2010, among the Weston Hill Equity Holdings, LP, Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (filed with the original Schedule 13D)

99.2	Trading Data (filed herewith)

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2014

WESTON HILL EQUITY HOLDINGS, LP
By: Carlos Laviada Ocejo

/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo
Title: General Partner

CARLOS LAVIADA OCEJO

/s/ Carlos Laviada Ocejo

LAURA DIEZ BARROSO AZCÁRRAGA

/s/ Laura Diez Barroso Azcárraga